 FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
[ ] CHECK THIS BOX IF NO LONGER                     WASHINGTON, D.C. 20549                          OMB Number           3235-0287
    SUBJECT TO SECTION 16. FORM                                                                     Expires:    September 30, 1998
    4 OR FORM 5 OBLIGATIONS              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    MAY CONTINUE. SEE INSTRUC-                                                                      hours per response . . . . 0.5
    TION 1(B).
        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker         5. If Amendment, Date of Original
                                               or Trading Symbol                 (Month/Year)
                                               THE COLONEL'S INTERNATIONAL,
   ROE          RICHARD            L.          INC. ("COLO")
   (Last)       (First)        (Middle)                                       6. Relationship of Reporting Person(s) to Issuer
                                            3. IRS or Social Security                    (Check all applicable)
                                               Number of Reporting                [X] Director              ____ 10% Owner
   17113 MINNETONKA BLVD., SUITE 214           Person (Voluntary)                ____ Officer (give title   ____ Other (specify
               (Street)                                                                      below                    below)


   MINNETONKA     MINNESOTA       55345     4. Statement for Month/Year       7. Individual or Joint/Group Filing
   (City)       (State)           (Zip)                10/96                     (Check Applicable Line)
                                                                                 [X] Form filed by One Reporting Person
                                                                                 ___ Form filed by More than One Reporting Person
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
                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security        2. Transaction Date    3. Transaction Code       4. Securities Acquired (A) or Disposed of (D)
   (Instr. 3)                  (Month/Day/Year)       (Instr. 8)                (Instr. 3, 4 and 5)
                                                       Code        V               Amount        (A) or (D)        Price
Common Stock,                     10/9/96                S                         3,000<F*>          D            $4.50
  $0.01 par value


5. Amount of Securities     6. Ownership Form:     7. Nature of Indirect
   Beneficially Owned          Direct (D) or          Beneficial Ownership
   at End of Month             Indirect (I)           (Instr. 4)
   (Instr. 3 and 4)            (Instr. 4)

         100                       D

   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

                     TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1. Title of Derivative Security     2. Conversion or     3. Transaction     4. Transaction Code    5. Number of Derivative
   (Instr. 3)                          Exercise Price       Date (Month/       (Instr. 8)             Securities Acquired (A)
                                       of Derivative        Day/Year)                                 or Disposed of (D)
                                       Security                                                       (Instr. 3, 4 and 5)
                                                                                Code       V              (A)         (D)







6. Date Exercisable and        7. Title and Amount of       8. Price of      9. Number of      10. Ownership        11. Nature of
   Expiration Date                Underlying Securities        Derivative       Derivative         Form of              Indirect
   (Month/Day/Year)               (Instr. 3 and 4)             Security         Securities         Derivative           Beneficial
                                             Amount or         (Instr. 5)       Beneficially       Security:            Ownership
    Date        Expiration                   Number of                          Owned at End       Direct (D)           (Instr. 4)
 Exercisable       Date           Title       Shares                            of Month           or Indirect
                                                                                (Instr. 4)         (I) (Instr. 4)





Explanation of Responses:
<F*> Of the 3,000 shares of common stock, $0.01 par value, of The Colonel's International, Inc. reported on this Form 4,
     2,000 shares were sold by the reporting person and 1,000 shares were sold by the reporting person's son.



**Intentional misstatements or omissions of facts constitute Federal       /S/ RICHARD L. ROE                  NOVEMBER 8, 1996
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          **Signature of Reporting Person           Date

Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.